Exhibit B.3(a): Annual Information Form

Canadian Imperial Bank of Commerce

ANNUAL INFORMATION FORM

December 1, 2021

TABLE OF CONTENTS

2	A NOTE ABOUT FORWARD-LOOKING STATEMENTS

3	INFORMATION INCORPORATED BY REFERENCE

3	CORPORATE STRUCTURE
	3	Name, Address and Incorporation
	3	Intercorporate Relationships

3	DESCRIPTION OF THE BUSINESS
	3	The CIBC Organization
	4	Competitive Conditions
	4	Social and Environmental Policies
	4	Risk Factors

4	GENERAL DEVELOPMENT OF THE BUSINESS
	4	Three Year History

5	DIVIDENDS

5	CAPITAL STRUCTURE
	5	Description of Common Shares
	6	Description of Preferred Shares
	6	Certain Conditions of the Class A Preferred Shares as a Class
	6	Description of Limited Recourse Capital Notes
	6	Certain Conditions of the Limited Recourse Capital Notes
	7	Bank Act (Canada) Restrictions Related to Share Ownership
	7	Liquidity and Credit Ratings

8	MARKET FOR SECURITIES
	8	Trading Prices and Volume
	9	Prior Sales
	9	Escrowed Securities and Securities Subject to Contractual Restriction on Transfer

9	DIRECTORS AND OFFICERS
	9	Directors and Board Committees
	9	Executive Officers
	10	Shareholdings of Directors and Executive Officers
	10	Corporate Cease Trade Orders or Bankruptcies
	10	Penalties or Sanctions
	10	Personal Bankruptcies
	10	Conflicts of Interest

10	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

10	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

10	TRANSFER AGENT AND REGISTRAR

10	EXPERTS

11	AUDIT COMMITTEE
	11	Education and Experience

12	PRE-APPROVAL POLICIES AND PROCEDURES

12	FEES FOR SERVICES PROVIDED BY SHAREHOLDERS’ AUDITOR

12	ADDITIONAL INFORMATION

13	Appendix A: Rating Definitions

15	Appendix B: Audit Committee Mandate

CIBC 2021 Annual Information Form  1

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this Annual Information Form, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2022 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in this Annual Information Form, and are subject to inherent risks and uncertainties that may be general or specific. Given the continuing impact of the coronavirus (COVID-19) pandemic on the global economy, financial markets, and our business, results of operations, reputation and financial condition, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: the occurrence, continuance or intensification of public health emergencies, such as the COVID-19 pandemic, and any related government policies and actions; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks, climate change and other environmental and social risks, our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this Annual Information Form represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this Annual Information Form or in other communications except as required by law.

CIBC 2021 Annual Information Form  2

INFORMATION INCORPORATED BY REFERENCE

Certain disclosures in this Annual Information Form (AIF) are incorporated by reference from CIBC’s 2021 Annual Report for the year ended October 31, 2021. The table below identifies pages from the 2021 Annual Report which are incorporated by reference into this AIF. The 2021 Annual Report is available on SEDAR at www.sedar.com.

AIF Item	2021 Annual Report – Page Reference

CORPORATE STRUCTURE
Intercorporate Relationships	192

DESCRIPTION OF THE BUSINESS
The CIBC Organization	1–99
Social and Environmental Policies	50, 81
Risk Factors	43–82

GENERAL DEVELOPMENT OF THE BUSINESS	5, 15

DIVIDENDS	169–172

CAPITAL STRUCTURE	169–173

DIRECTORS AND OFFICERS
Directors and Board Committees	205

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	185–188

TRANSFER AGENT AND REGISTRAR	203

FEES FOR SERVICES PROVIDED BY SHAREHOLDERS’ AUDITOR	99

GLOSSARY	100–106

Unless otherwise specified, this AIF presents information as at October 31, 2021.

CORPORATE STRUCTURE

Name, Address and Incorporation

Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the Bank Act (Canada), which constitutes its charter. CIBC was formed through the amalgamation of The Canadian Bank of Commerce and Imperial Bank of Canada in 1961. The Canadian Bank of Commerce was originally incorporated as Bank of Canada by special act of the legislature of the Province of Canada in 1858. Subsequently, the name was changed to The Canadian Bank of Commerce and it opened for business under that name in 1867. Imperial Bank of Canada was incorporated in 1875 by special act of the Parliament of Canada and commenced operations in that year. The address of the registered and head office of CIBC is CIBC Square, Toronto, Ontario, Canada, M5J 0E7 effective November 1, 2021.

Intercorporate Relationships

Information about the intercorporate relationships among CIBC and its significant subsidiaries is provided in Note 27 to the consolidated financial statements included in the 2021 Annual Report.

DESCRIPTION OF THE BUSINESS

The CIBC Organization

CIBC is a leading North American financial institution. CIBC serves its clients through four main strategic business units: Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management and Capital Markets.

Canadian Personal and Business Banking provides personal and business clients across Canada with financial advice, services and solutions through banking centres, digital, and mobile channels to help make their ambitions a reality.

Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth individuals and families across Canada, as well as asset management services to institutional investors.

U.S. Commercial Banking and Wealth Management provides commercial banking and private wealth services across the U.S., as well as personal and small business banking services in four U.S. Midwestern markets and focuses on middle-market and mid-corporate companies and high-net-worth individuals and families.

Capital Markets provides integrated global markets products and services, investment banking advisory and execution, corporate banking solutions and top-ranked research to our clients around the world. It includes Direct Financial Services which focuses on expanding CIBC’s digitally-enabled capabilities to provide a cohesive set of direct banking, direct investing and innovative multi-currency payment solutions for CIBC’s clients.

CIBC 2021 Annual Information Form  3

CIBC’s four main strategic business units are supported by the following functional groups: Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups, which all form part of Corporate and Other. Information about CIBC’s business lines and functional groups is provided in the 2021 Annual Report on pages 1 to 99.

A more complete description of services provided by Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management and Capital Markets can be found in the 2021 Annual Report on pages 19 to 29.

Competitive Conditions

CIBC was the fifth largest Canadian chartered bank in terms of market capitalization as at October 31, 2021.

Progress towards containing outbreaks of the COVID-19 pandemic through vaccination campaigns and less restrictive public health measures provided an improving economic backdrop for CIBC. The move from broad economic closures to lighter control measures enabled a partial recovery in service sector activity, with spending supported by job growth, fiscal measures that had elevated savings in the prior year, and ongoing monetary stimulus that kept interest rates at low levels. Some goods sector industries remained disrupted by global supply chain bottlenecks caused by the pandemic. Job gains, growing business output and rising resource prices offset diminished usage of government support measures, resulting in an improvement in business and household credit quality, although continued low interest rates held down lending margins in Canada and the U.S. Improved consumer spending had a positive impact on retail transactions volumes relative to the lows of the pandemic in 2020, but spending has not returned to pre-pandemic levels partly as a result of supply chain issues and consumer credit usage remained sluggish as households drew on ample savings. Healthy growth in mortgage demand was driven by an active housing market and higher average prices. Business credit demand picked up as firms responded to improving opportunities, while capital markets activity was supported by strong corporate and government bond issuance, mergers tied to consolidations, and constructive equity markets in both the U.S. and Canada. Deposit growth continued to decelerate after outsized gains early in the pandemic.

Social and Environmental Policies

Additional information about our environmental policies and environmental and related social risk can be found under “Management of risk – Top and emerging risks – Climate risk” and “Management of risk – Other risks – Environmental and related social risk” on page 50 and page 81, respectively, of the 2021 Annual Report. Furthermore, CIBC’s Sustainability Report and Public Accountability Statement summarizes our commitment to our stakeholders and highlights the activities we are undertaking to enhance our economic, environmental, social and governance contributions.

This report is available on our website at https://www.cibc.com/en/about-cibc/corporate-responsibility.html.

Risk Factors

A discussion of risk factors related to CIBC and its business, and the steps taken to manage those risks appears throughout the 2021 Annual Report and in particular under the heading “Management of risk” on pages 43 to 82.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

At CIBC, our goal is to deliver superior client experience and top-tier shareholder returns while maintaining our financial strength.

As discussed in the “Overview” section in the 2021 Annual Report, CIBC has reported a scorecard of financial measures to evaluate and report on our progress to external stakeholders. These measures, for which CIBC has set targets over the medium term, defined as three to five years, assuming a normal business environment and credit cycle, can be categorized into four key areas:

1.	Earnings Growth
•	Adjusted(1) average annual earnings per share (EPS) growth of 5% to 10%.

2.	Operating Leverage
•	Deliver positive adjusted(1) operating leverage.

3.	Profitability — Return on Common Shareholders’ Equity (ROE) / Dividend Payout Ratio / Total Shareholder Return (TSR)
•	Adjusted(1) ROE of at least 15%.
•	Adjusted(1) dividend payout ratio in the range of 40% to 50% of earnings to common shareholders.
•	TSR that exceeds the industry average, which we have defined as the Standard & Poor’s (S&P)/Toronto Stock Exchange (TSX) Composite Banks Index, over a rolling five-year period.

4.	Balance Sheet Strength
•	Maintain strong capital and liquidity positions that comfortably exceed the regulatory targets set by the Office of the Superintendent of Financial Institutions (OSFI).

Global economic activity accelerated this year, although the COVID-19 pandemic continues to pose a headwind to the pace of that recovery. Distribution of COVID-19 vaccines has allowed for the re-opening of much of the economy, but not all economic activities have returned to pre-pandemic levels and continue to have an impact on our ability to achieve certain performance objectives.

(1)

Non-GAAP measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Adjusted measures represent non-GAAP measures. Adjusted results remove items of note from reported results and are used to calculate our adjusted measures. Certain additional disclosures for these specified financial measures have been incorporated by reference and can be found in the “Non-GAAP” measures section on page 15 of the 2021 Annual Report available on SEDAR at www.sedar.com.

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1.	Earnings Growth

Reported diluted EPS was $13.93 in 2021, compared with $8.22 in 2020, up 69%. Reported diluted EPS was $11.19 in 2019. Adjusted diluted EPS(1) was $14.47 in 2021, compared with $9.69 in 2020, up 49%. Adjusted(1) diluted EPS was $11.92 in 2019.

2.	Operating Leverage

Reported operating leverage(2) was 5.3% compared with (4.0)% in 2020 and (1.5)% in 2019. Adjusted operating leverage(1) was 0.7% compared with (0.6)% in 2020 and 0.2% in 2019.

3.	Profitability — Return on Common Shareholders’ Equity / Dividend Payout Ratio / Total Shareholder Return

In 2021, reported ROE(2) of 16.1% was above the 15% target and up from 10.0% in 2020. Reported ROE was 14.5% in 2019. Adjusted ROE(1) of 16.7% was above our target and up from 11.7% reported in 2020. Adjusted ROE(1) was 15.4% in 2019.

CIBC’s 2021 reported dividend payout ratio(2) was 41.8%, compared with 70.7% in 2020. The reported dividend payout ratio was 49.9% in 2019. CIBC’s 2021 adjusted dividend payout ratio(1) was 40.3%, compared with 60.0% in 2020. The adjusted dividend payout ratio(1) was 46.9% in 2019.

CIBC’s rolling five-year TSR for the period ended October 31, 2021 was 91.9%, compared with 80.4% for the S&P/TSX Composite Banks Index.

4.	Balance Sheet Strength

At the end of 2021, CIBC’s Common Equity Tier 1 (CET1) ratio(3) was 12.4%, well above the current OSFI target of 10.5%. On March 13, 2020, following the onset of the COVID-19 pandemic, OSFI imposed temporary measures on federally regulated financial institutions to cease dividend increases and share buybacks in order to ensure that the additional capital available is used to support Canadian lending activities. The temporary measures were lifted by OSFI effective November 4, 2021.

For the quarter ended October 31, 2021, our three-month daily average liquidity coverage ratio (LCR) (3) was 127% compared to 145% for the same period last year. It measures unencumbered high-quality liquid assets (HQLA) that can be converted into cash to meet liquidity needs for a 30-calendar-day liquidity stress scenario. The LCR standard requires that, absent a situation of financial stress, the value of the ratio be no lower than 100%.

(1)

Non-GAAP measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Adjusted measures represent non-GAAP measures. Adjusted results remove items of note from reported results and are used to calculate our adjusted measures. Certain additional disclosures for these specified financial measures have been incorporated by reference and can be found in the “Non-GAAP” measures section on page 15 of the 2021 Annual Report available on SEDAR at www.sedar.com.

(2)

Certain additional disclosures for these specified financial measures have been incorporated by reference and can be found in the “Financial Highlights” section on page 5 of the 2021 Annual Report, available on SEDAR at www.sedar.com.

(3)

CET1 and LCR are calculated pursuant to OSFI’s Capital Adequacy Requirements (CAR) Guideline and OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, respectively, which are both based on the Basel Committee on Banking Supervision (BCBS) standards. Certain additional disclosures for these specified financial measures have been incorporated by reference and can be found in the “Capital management” and “Liquidity risk” sections on page 32 and page 72, respectively, of the 2021 Annual Report, available on SEDAR at www.sedar.com.

DIVIDENDS

On March 13, 2020, following the onset of the COVID-19 pandemic, OSFI imposed temporary measures on federally regulated financial institutions to cease dividend increases and share buybacks in order to ensure that the additional capital available is used to support Canadian lending activities. The temporary measures were lifted by OSFI effective November 4, 2021.

CIBC has a common share dividend policy of maintaining a balance between the distribution of profits to shareholders and the need to retain capital for safety and soundness, and to support growth of the businesses. In the context of this overall policy, CIBC’s key criteria for considering dividend increases are the current payout ratio compared to the target, and its view on the sustainability of the level of current earnings through the cycle. Going forward, CIBC will continue to target a dividend payout ratio of 40% to 50%.

The cash dividends declared and paid per share for each class of CIBC shares and restrictions on the payment of dividends can be found on pages 169 to 172 of the 2021 Annual Report.

CAPITAL STRUCTURE

The following summary of CIBC’s capital structure is qualified in its entirety by CIBC’s by-laws and the actual terms and conditions of such shares. Additional detail on CIBC’s capital structure is provided on pages 39 to 40 and 169 to 173 of the 2021 Annual Report.

Description of Common Shares

CIBC’s authorized common share capital consists of an unlimited number of common shares without nominal or par value. The holders of common shares are entitled to receive dividends as and when declared by the Board of Directors of CIBC (the Board), subject to the preference of holders of preferred shares. A holder of common shares is entitled to notice of and to attend all shareholders’ meetings, except meetings at which only holders of a specified class or series of shares are entitled to vote, and for all purposes will be entitled to one vote for each common share held. In the event of liquidation, dissolution or winding-up of CIBC, after payment of all outstanding deposits and debts and subject to the preference of any shares ranking senior to the common shares, the holders of common shares will be entitled to a pro rata distribution of the remaining assets of CIBC. The holders of common shares have no pre-emptive, subscription, redemption or conversion rights. The rights, preferences and privileges of the common shares are subject to the rights of the holders of preferred shares.

CIBC 2021 Annual Information Form  5

Description of Preferred Shares

CIBC is authorized to issue an unlimited number of Class A Preferred Shares and Class B Preferred Shares without nominal or par value, issuable in series, with such rights, privileges, restrictions and conditions as the Board may determine, provided that, for each class of preferred shares, the maximum aggregate consideration for all outstanding shares, at any time does not exceed $10 billion. The following series of Class A Preferred Shares are currently outstanding: Series 39, 41, 43, 45, 47, 49, 51, 53 and 54(1). No Class B Preferred Shares are currently outstanding.

(1)

The Non-Cumulative 5-Year Fixed Rate Reset Class A Preferred Shares Series 53 and 54 (NVCC) (Preferred Shares Series 53 and 54) are held by a consolidated entity, CIBC LRCN Limited Recourse Capital Trust (the Limited Recourse Trust).

The Bank Act (Canada) requires that banks maintain adequate capital in relation to their operations. The Superintendent of Financial Institutions (the Superintendent) establishes capital adequacy requirements for issuances of regulatory capital by banks. These requirements include that all regulatory capital must be able to absorb losses in a failed financial institution. Effective January 1, 2013, in accordance with capital adequacy requirements adopted by the Superintendent, non-common capital instruments issued after January 1, 2013, including preferred shares, must include non-viability contingent capital (NVCC) provisions, providing for the full and permanent automatic conversion (an NVCC Automatic Conversion) of such non-common capital instruments into common shares upon the occurrence of certain trigger events relating to financial viability (the NVCC Provisions) in order to qualify as regulatory capital.

The following describes certain general terms and conditions of the preferred shares.

Certain Conditions of the Class A Preferred Shares as a Class

The following is a summary of certain provisions attached to the Class A Preferred Shares as a class.

Priority

The Class A Preferred Shares of each series of Class A Preferred Shares rank on a parity with every other series of Class A Preferred Shares and rank in priority to the Class B Preferred Shares and the common shares of CIBC with respect to the payment of dividends and on the distribution of assets in the event of the liquidation, dissolution or winding-up of CIBC, provided that an NVCC Automatic Conversion as contemplated under the NVCC Provisions applicable to a series of Class A Preferred Shares has not occurred.

Restrictions on Creation of Additional Class A Preferred Shares

In addition to any shareholder approvals required by applicable law, the approval of the holders of the Class A Preferred Shares given in the manner described under “Modification” below, is required for any increase in the maximum aggregate consideration for which the Class A Preferred Shares may be issued and for the creation of any shares ranking prior to or on a parity with the Class A Preferred Shares.

Modification

Approval of amendments to the provisions of the Class A Preferred Shares as a class and any other authorization required to be given by the holders of Class A Preferred Shares may be given by a resolution carried by an affirmative vote of not less than 66 2/3% of the votes cast at a meeting at which the holders of 10% of the outstanding Class A Preferred Shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the shareholders then present would form the necessary quorum.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of CIBC, provided that an NVCC Automatic Conversion as contemplated under the NVCC Provisions applicable to a series of Class A Preferred Shares has not occurred, the holders of the Class A Preferred Shares will be entitled to receive an amount equal to the price at which such shares are issued together with such premium, if any, as shall have been provided for with respect to the Class A Preferred Shares of any series, together with all declared and unpaid dividends, before any amount is paid or any assets of CIBC are distributed to the holders of any shares ranking junior to the Class A Preferred Shares. Upon payment to the holders of the Class A Preferred Shares of the amounts so payable to them, they will not be entitled to share in any further distribution of the assets of CIBC. If an NVCC Automatic Conversion as contemplated under the NVCC Provisions applicable to a series of Class A Preferred Shares has occurred, all of the Class A Preferred Shares of such series shall have been converted into common shares of CIBC in accordance with a pre-determined conversion formula specified at the time of issuance of the Class A Preferred Shares of such series and will rank on parity with all other common shares of CIBC.

Voting Rights

Subject to the provisions of the Bank Act (Canada), the directors of CIBC are empowered to set voting rights, if any, for each series of Class A Preferred Shares.

Contingent Conversion of Certain Series of Class A Preferred Shares

All of CIBC’s currently outstanding Class A Preferred Shares were issued after January 1, 2013 and, accordingly, contain NVCC Provisions in their respective share terms and conditions. The number of common shares into which such Class A Preferred Shares would be converted upon an NVCC Automatic Conversion will be determined in accordance with a pre-determined conversion formula specified at the time of issuance of such Class A Preferred Shares.

Description of Limited Recourse Capital Notes

CIBC has outstanding 4.375% Limited Recourse Capital Notes Series 1 due October 28, 2080 (NVCC) (subordinated indebtedness) and 4.000% Limited Recourse Capital Notes Series 2 due January 28, 2082 (NVCC) (subordinated indebtedness), collectively referred to as the “Notes”, which are reported as equity on the consolidated balance sheet, and carry standard NVCC provisions necessary for them to qualify as Tier 1 regulatory capital under Basel III.

The following describes certain general terms and conditions of the Notes.

Certain Conditions of the Limited Recourse Capital Notes

The following is a summary of certain provisions attached to the Notes.

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Priority

The Notes are junior, subordinated, unsecured indebtedness of CIBC and will rank subordinate to all of CIBC’s deposit liabilities and all other indebtedness (including all of CIBC’s other unsecured and subordinated indebtedness) from time to time issued and outstanding, except for such indebtedness which by its terms ranks equally in right of payment with, or is subordinate to, the Notes.

Limited Recourse

In the event of a non-payment by CIBC of the principal amount of, interest on, or redemption price for, the Notes when due, the sole remedy of holders of the Notes shall be the delivery of the Preferred Shares Series 53 and 54, which are held in the Limited Recourse Trust and carry standard NVCC provisions as described above.

Voting Rights

None, other than in certain limited circumstances.

Bank Act (Canada) Restrictions Related to Share Ownership

The Bank Act (Canada) contains restrictions on the issue, transfer, acquisition, beneficial ownership and voting of all shares of a chartered bank. By way of summary, no person, or persons acting jointly or in concert, shall be a major shareholder of a bank if the bank has equity of $12 billion or more (which would include CIBC). A person is a major shareholder of a bank where: (i) the aggregate of the shares of any class of voting shares beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person (as contemplated by the Bank Act (Canada)) is more than 20% of that class of voting shares; or (ii) the aggregate of the shares of any class of non-voting shares beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person (as contemplated by the Bank Act (Canada)) is more than 30% of that class of non-voting shares. No person, or persons acting jointly or in concert, shall have a significant interest in any class of shares of a bank, including CIBC, unless the person first receives the approval of the Minister of Finance (Canada). For purposes of the Bank Act (Canada), a person has a significant interest in a class of shares of a bank where the aggregate of any shares of the class beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person (as contemplated by the Bank Act (Canada)) exceeds 10% of all of the outstanding shares of that class of shares of such bank.

In addition, the Bank Act (Canada) prohibits a bank, including CIBC, from recording in its securities register the transfer or issuance of shares of any class to Her Majesty in right of Canada or of a province, an agent or agency of Her Majesty, a government of a foreign country or any political subdivision of a foreign country, or an agent or agency of a foreign government. The Bank Act (Canada) also suspends the exercise of any voting rights attached to any share of a bank, including CIBC, that is beneficially owned by Her Majesty in right of Canada or of a province, an agency of Her Majesty, a government of a foreign country or any political subdivision of a foreign country, or any agency thereof.

Liquidity and Credit Ratings

CIBC funds its operations with client-sourced deposits, supplemented with a wide range of wholesale funding.

CIBC’s principal approach aims to fund its consolidated balance sheet with deposits primarily raised from personal and commercial banking channels. CIBC maintains a foundation of relationship-based core deposits, whose stability is regularly evaluated through internally developed statistical assessments.

We routinely access a range of short-term and long-term secured and unsecured funding sources diversified by geography, depositor type, instrument, currency and maturity. We raise long-term funding from existing programs including covered bonds, asset securitizations and unsecured debt.

Credit ratings assigned by external agencies impact CIBC’s ability to raise capital and funding in wholesale markets and related borrowing costs. Adverse movements in CIBC’s credit ratings could potentially result in higher financing costs, increased collateral pledging requirements and reduced access to capital markets. CIBC regularly reviews the impact of ratings downgrades and maintains liquidity buffers to ensure preparedness for continuity of operations under adverse conditions.

Additional information relating to CIBC’s liquidity management and credit ratings is available on pages 72 to 77 of the 2021 Annual Report under the heading “Management of risk – Liquidity risk”.

The table below provides the ratings for CIBC’s Class A Preferred Shares and debt obligations as at December 1, 2021:

	DBRS Limited (DBRS)	Fitch Ratings, Inc. (Fitch)	Moody’s Investors Service, Inc. (Moody’s)	Standard & Poor’s Ratings Services (S&P)

Deposit/Counterparty(1)	AA	AA	Aa2	A+

Legacy senior debt(2)	AA	AA	Aa2	A+

Senior debt(3)	AA (low)	AA-	A2	BBB+

Subordinated indebtedness	A (high)	A	Baa1	BBB+

Subordinated indebtedness – NVCC(4)	A (low)	A	Baa1	BBB

Limited recourse capital notes – NVCC(4)	BBB(H)	n/a	Baa3	BB+

Preferred shares – NVCC(4)	Pfd-2	n/a	Baa3	P-3 (high)

Short-term debt	R-1 (high)	F1+	P-1	A-1

Outlook	Stable	Stable	Stable	Stable
(1)	DBRS Long-Term Issuer Rating; Fitch Long-Term Deposit Rating and Derivative Counterparty Rating; Moody’s Long-Term Deposit and Counterparty Risk Assessment Rating; S&P’s Issuer Credit Rating.
(2)

Includes senior debt issued prior to September 23, 2018 as well as senior debt issued on or after September 23, 2018 which is not subject to the bank recapitalization (bail-in) conversion regulations issued by the Department of Finance (Canada).

(3)	Comprises liabilities which are subject to conversion under the bail-in regulations.
(4)	Comprises instruments which are treated as NVCC in accordance with OSFI’s capital adequacy guidelines.
n/a	Not applicable.

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The ratings should not be construed as a recommendation to buy, sell, or hold CIBC securities. Ratings may be revised or withdrawn at any time by the respective rating agencies.

Definitions of rating categories are available on the respective rating agencies’ websites and are outlined in Appendix A. More detailed explanations of the various rating categories may be obtained directly from the rating agencies.

As is common practice, CIBC has paid fees charged by all four of the above-noted rating agencies for their rating services and, to certain of the rating agencies, for other services during the last two years. CIBC reasonably expects that such payments will continue to be made for services in the future.

MARKET FOR SECURITIES(1)

CIBC maintains a listing of its common shares on the Toronto Stock Exchange and the New York Stock Exchange. CIBC maintains a listing of its Class A Preferred Shares on the Toronto Stock Exchange.

The following subordinated indebtedness securities issued by CIBC are listed on the London Stock Exchange:

•	U.S. Dollar Floating Rate Debenture Notes Due 2084 with interest at 6-month US$ LIBOR plus 0.25%. To CIBC’s knowledge, the issue did not trade on the exchange during the year ended October 31, 2021.

•

U.S. Dollar Floating Rate Subordinated Capital Debentures Due 2085 with interest at 6-month US$ LIBOR plus 0.125%. To CIBC’s knowledge, the issue did not trade on the exchange during the year ended October 31, 2021.

(1)

From time to time, securities of CIBC may be listed on other stock exchanges or quotation systems by investors, brokers or others without the consent or involvement of CIBC. This section does not include debt instruments that are deposits.

Trading Prices and Volume(1)

	2020		2021
	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May	Jun.	Jul.	Aug.	Sep.	Oct.
Common Shares
High	$111.92	$112.43	$114.21	$119.31	$127.13	$128.10	$143.24	$148.11	$145.97	$152.84	$148.45	$151.34
Low	$99.01	$108.64	$107.44	$109.12	$117.09	$122.90	$127.91	$140.10	$139.37	$142.50	$140.70	$140.53
Volume (thousands)	39,777	60,235	38,841	31,250	70,095	27,154	26,153	46,873	20,517	24,469	51,315	27,783
Preferred Shares Series 39
High	$19.12	$19.92	$19.92	$21.84	$23.15	$23.00	$23.98	$24.24	$23.78	$24.40	$24.39	$24.50
Low	$17.25	$19.14	$19.06	$19.77	$21.79	$22.25	$23.01	$23.30	$23.29	$23.38	$23.99	$24.23
Volume (thousands)	186	392	127	246	459	398	187	158	120	272	271	251
Preferred Shares Series 41
High	$20.10	$20.55	$20.33	$21.62	$23.00	$23.21	$23.98	$24.25	$24.15	$24.51	$24.49	$24.51
Low	$17.85	$19.67	$19.66	$20.09	$21.53	$22.15	$22.93	$23.50	$23.54	$23.75	$24.09	$24.24
Volume (thousands)	247	219	162	173	233	163	109	137	283	99	58	177
Preferred Shares Series 43
High	$20.50	$21.71	$22.21	$23.34	$24.00	$23.99	$24.64	$24.73	$24.23	$24.99	$25.09	$25.04
Low	$18.86	$20.50	$20.63	$21.78	$23.25	$23.05	$23.90	$23.71	$23.35	$24.00	$24.64	$24.75
Volume (thousands)	72	64	277	136	271	172	135	96	78	130	160	129
Preferred Shares Series 45
High	$24.20	$24.67	$24.96	$25.30	$25.65	$25.54	$26.00	$25.85	$25.65	$25.94	$25.79	$25.65
Low	$23.00	$24.00	$24.25	$24.73	$24.87	$24.95	$25.28	$25.27	$25.17	$25.30	$25.35	$25.36
Volume (thousands)	449	923	732	818	1,048	696	335	1,074	258	550	334	198
Preferred Shares Series 47
High	$19.97	$21.37	$22.07	$23.39	$24.00	$24.25	$24.92	$25.00	$24.89	$25.35	$25.34	$25.52
Low	$18.48	$19.98	$20.51	$22.00	$23.05	$23.30	$24.19	$24.47	$24.54	$24.78	$24.70	$25.14
Volume (thousands)	109	745	329	319	369	336	576	575	211	460	307	272
Preferred Shares Series 49
High	$24.90	$25.10	$25.55	$25.69	$26.13	$26.15	$26.99	$27.03	$26.74	$27.29	$26.98	$26.88
Low	$24.15	$24.70	$24.80	$25.14	$25.40	$25.55	$25.95	$26.10	$25.85	$26.12	$26.09	$26.30
Volume (thousands)	206	278	158	284	281	179	360	110	134	102	92	90
Preferred Shares Series 51
High	$26.73	$25.71	$25.92	$26.10	$26.68	$26.65	$27.19	$27.19	$26.93	$27.22	$27.28	$26.90
Low	$25.00	$25.20	$25.21	$25.65	$25.65	$26.00	$26.15	$26.45	$25.59	$26.16	$26.30	$26.42
Volume (thousands)	117	186	116	148	240	198	218	73	104	87	102	75

(1) Data from the TSX Historical Data Access.

CIBC 2021 Annual Information Form  8

Prior Sales

CIBC sold two issues of subordinated indebtedness, and one issue of Class A Preferred Shares during the year ended October 31, 2021 which are not listed or quoted on an exchange:

•	$1.0 billion 1.96% Debentures due April 21, 2031 (NVCC) (subordinated indebtedness) were issued on April 21, 2021, at a price of 99.967%.
•

$750 million Limited Recourse Capital Notes were issued on September 14, 2021 at a price of 100%, which are supported by the $750 million Preferred Shares Series 54 issued on September 10, 2021 to the Limited Recourse Trust at a price of 100%.

Escrowed Securities and Securities Subject to Contractual Restriction on Transfer

The following securities were held in escrow or subject to contractual restriction on transfer as at October 31, 2021.

Designation of class	Number of securities held in escrow or that are subject to a contractual restriction on transfer	Percentage of class
Common shares (1)	115,923	0.026%

Preferred Shares Series 53 (2)	750,000	0.655%

Preferred Shares Series 54 (2)	750,000	0.655%
(1)	TSX Trust Company (Canada) is the custodian of these common shares. These common shares will remain in escrow and not be released until the date and conditions set out in the escrow agreement are met.
(2)

The Preferred Shares Series 53 and Series 54 are held by the Limited Recourse Trust in connection with the issuance of the Limited Recourse Capital Notes. The Preferred Shares Series 53 and Series 54 are distributable to holders of such Notes upon certain events. See “Certain Conditions of the Limited Recourse Capital Notes – Limited Recourse” section above.

DIRECTORS AND OFFICERS

Directors and Board Committees

Information concerning the directors and board committees of CIBC is found on page 205 of the 2021 Annual Report.

All of the directors have held their principal occupation indicated on page 205 of the 2021 Annual Report for the past five years with the exception of the following:

(i)

Christine E. Larsen was previously Senior Advisor to the Chief Executive Officer at First Data Corporation from December 2018 to March 2019 and Executive Vice-President and Chief Operations Officer from 2013 to 2018.

(ii)	Martine Turcotte was previously Vice Chair at BCE Inc. and Bell Canada from July 2011 to January 2020.
(iii)

Mary Lou K. Maher was previously the Canadian Managing Partner, Quality and Risk Management of KPMG Canada, and Global Head of Inclusion and Diversity of KPMG International from December 2017 to March 2021; Business Unit Leader, GTA Audit from 2014 to 2017; and Chief Inclusion Officer from 2014 and 2017 of KPMG Canada.

Directors are elected annually. Under the Bank Act (Canada) and CIBC’s by-laws, a director’s term expires at the close of the next annual meeting of shareholders, which is scheduled for April 7, 2022.

Executive Officers

The following are CIBC’s executive officers, their titles and their municipalities of residence, as at December 1, 2021:

Name	Title	Municipality of Residence
Victor G. Dodig	President and Chief Executive Officer	Toronto, Ontario, Canada
Shawn Beber	Senior Executive Vice-President and Chief Risk Officer	Toronto, Ontario, Canada
Michael G. Capatides	Senior Executive Vice-President and Group Head, U.S. Region; President and CEO, CIBC Bank USA	Morristown, New Jersey, U.S.
Harry Culham	Senior Executive Vice-President and Group Head, Capital Markets and Direct Financial Services	Toronto, Ontario, Canada
Laura Dottori-Attanasio	Senior Executive Vice-President and Group Head, Personal and Business Banking, Canada	Toronto, Ontario, Canada
Jon Hountalas	Senior Executive Vice-President and Group Head, Commercial Banking and Wealth Management, Canada	Toronto, Ontario, Canada
Christina Kramer	Senior Executive Vice-President and Group Head, Technology, Infrastructure and Innovation	Toronto, Ontario, Canada
Kikelomo Lawal	Executive Vice-President and Chief Legal Officer	Mississauga, Ontario, Canada
Hratch Panossian	Senior Executive Vice-President and Chief Financial Officer and Enterprise Strategy	Toronto, Ontario, Canada
Sandy Sharman	Senior Executive Vice-President and Group Head, People, Culture and Brand	Burlington, Ontario, Canada

CIBC 2021 Annual Information Form  9

All of the executive officers have held their present position or another executive position in CIBC for more than five years except for Kikelomo Lawal who was Chief Legal Officer, Ombudsman and Corporate Secretary at Interac Corporation from 2008 to 2020.

Shareholdings of Directors and Executive Officers

To CIBC’s knowledge, as at October 31, 2021, the directors and executive officers of CIBC as a group, beneficially owned, directly or indirectly, or exercised control or direction over less than 1% of the outstanding common shares of CIBC or FirstCaribbean International Bank Limited.

Corporate Cease Trade Orders or Bankruptcies

Except as set out below, to CIBC’s knowledge, in the last 10 years, no director or executive officer of CIBC is or has been a director, chief executive officer or chief financial officer of a company that: (i) while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (ii) was subject to such an order that was issued, after that person ceased to be a director or chief executive officer or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer. Except as set out below, to CIBC’s knowledge, in the last 10 years, no director or executive officer of CIBC is or has been a director or executive officer of a company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

•

Ms. Jane L. Peverett, a director of CIBC, was a director of Postmedia Network Canada Corp. (Postmedia) between April 2013 and January 2016. On October 5, 2016, Postmedia completed a recapitalization transaction (the recapitalization transaction) pursuant to a court approved plan of arrangement under the Canada Business Corporations Act. As part of the recapitalization transaction, approximately US $268.6 million of debt was exchanged for shares that represented approximately 98% of the outstanding shares at that time. Additionally, Postmedia repaid, extended and amended the terms of its outstanding debt obligations pursuant to the recapitalization transaction.

Penalties or Sanctions

To CIBC’s knowledge, no director or executive officer of CIBC: (i) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

To CIBC’s knowledge, in the last 10 years, no director or executive officer has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

Conflicts of Interest

To CIBC’s knowledge, no director or executive officer of CIBC or its subsidiaries has an existing or potential material conflict of interest with CIBC or any of its subsidiaries.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

A description of significant legal proceedings to which CIBC is a party is provided under the heading “Contingent liabilities and provisions” on pages 185 to 188 of the 2021 Annual Report.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To CIBC’s knowledge, no director or executive officer of CIBC, or any of their associates has any material interest, directly or indirectly, in any transaction within the three most recently completed financial years that has materially affected or is reasonably expected to materially affect CIBC.

TRANSFER AGENT AND REGISTRAR

The addresses for CIBC’s transfer agent and registrar are provided on page 203 of the 2021 Annual Report.

EXPERTS

Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, Toronto, Ontario, is the external auditor who prepared the Reports of Independent Registered Public Accounting Firm to the shareholders and directors of CIBC in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) – which includes the reports on CIBC’s consolidated financial statements and internal control over financial reporting. Ernst & Young LLP is independent with respect to CIBC within the context of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario, and the United States federal securities laws and the applicable rules and regulations thereunder, including the independence rules adopted by the U.S. Securities and Exchange Commission (SEC) pursuant to the Sarbanes-Oxley Act of 2002, and is in compliance with Rule 3520 of the PCAOB.

CIBC 2021 Annual Information Form  10

AUDIT COMMITTEE

The Audit Committee Mandate as approved by the Board is included in Appendix B. The members of the Audit Committee are listed below. Each member of the Audit Committee is independent and financially literate as defined by Canadian securities laws. At least one member of the Audit Committee has been designated by the Board as an “audit committee financial expert” as defined by the rules of the SEC.

Education and Experience

This section describes the education and experience of CIBC’s Audit Committee members that is relevant to the performance of their responsibilities.

Each member of the Audit Committee currently is, or has previously been, in charge of, or an advisor or a consultant to, a significant business operation, often as president, chief executive officer, chief financial officer or chief operating officer of a large public company. Given the breadth and complexity of a financial institution’s accounting issues, the Audit Committee members participate from time to time in internal or external sessions related to accounting matters or developments. Travel and attendance costs are paid by CIBC. Further detail on the education and experience of each Audit Committee member is set out below.

Luc Desjardins

Mr. Desjardins has been President and Chief Executive Officer and a member of the Board of Directors of Superior Plus Corp. since 2011. From 2008 to 2011, he was a partner at The Sterling Group, LP, a private equity firm. From 2000 to 2008, Mr. Desjardins was with Transcontinental Inc., first as the President and Chief Operating Officer and, subsequently, as the President and Chief Executive Officer. For the preceding 10 years, Mr. Desjardins held chief executive officer roles at other companies: Mail-Well Inc. from 1998 to 2000; and Supremex Inc. from 1992 to 1998. Mr. Desjardins is a director of Gestion Jourdan SEC and a member of the Chief Executives Organization. In 2005, Mr. Desjardins received a “Nouveaux Performants Award” granted to successful executives who excel in management practices. Mr. Desjardins holds a Master of Business Administration degree from Université du Québec à Montréal, is the recipient of the President’s Program in Leadership diploma from Harvard Business School, and is a graduate of the Harvard Business School Management Development Program.

Michelle L. Collins

Ms. Collins has been President of Cambium LLC, a Chicago-based business and financial advisory firm serving small and medium-sized businesses, since 2007. From 1998 to 2007, Ms. Collins was Managing Director of Svoboda Capital Partners LLC, a private equity firm and is currently a member of the advisory board of this firm. From 1992 to 1998, Ms. Collins was a principal, in Corporate Finance at William Blair & Company LLC. She is currently a member of the advisory board of Cedar Street Asset Management and 5th Century Partners, LLC. Ms. Collins has served on the Audit Committees of several publicly traded companies across a wide range of industries. She is currently a director and Chair of the Audit Committees of CIBC Bancorp USA Inc. and CIBC Bank USA, and a director, member of the Audit Committee and Chair of the Nominating and Governance Committee of Ulta Beauty, Inc. She is also a director and member of the Audit Committee of Ryan Specialty Group Holdings Inc. She has previously served on the Audit Committees of Integrys Energy Group, Inc., Molex, Inc., and Bucyrus International. Ms. Collins holds a Bachelor of Arts degree in Economics from Yale University and a Master of Business Administration degree from Harvard Graduate School of Business.

Nicholas D. Le Pan (Chair of the Audit Committee)

Mr. Le Pan has extensive experience in financial services matters. He was Superintendent of Financial Institutions for Canada from 2001 to 2006 and led the OSFI supervision sector including the supervision programs for banks and other deposit-taking institutions from 1997 to 2000. He is a member of Oliver Wyman’s North American Financial Services Senior Advisory Board. Mr. Le Pan has held various roles with the federal government, Department of Finance including as a Special Advisor and as the Assistant Deputy Minister, Financial Sector Policy Branch. He has been a member of the Board of Directors of the Canada Deposit Insurance Corporation; Chairman of the Basel Accord Implementation Group; Vice Chairman of the Basel Committee on Banking Supervision; Chairman of the Independent Review Committee of Brandes Investment Funds; Chair of the Basel Committee Accounting Task Force; Member of the Canadian Accounting Standards Oversight Council and previous chair of the Canadian Public Accountability Board, which regulates auditors of public companies. Mr. Le Pan received a Bachelor of Arts degree (Honours) in Economics from Carleton University and a Master of Arts degree in Economics from the University of Toronto.

Jane L. Peverett, FCMA, ICD.D

Ms. Peverett was President and Chief Executive Officer of British Columbia Transmission Corporation (BCTC) from 2005 to 2009 and Chief Financial Officer of BCTC from 2003 to 2005. Prior to joining BCTC, Ms. Peverett was with Westcoast Energy Inc., from 1988 to 2003, where she held progressively senior finance, regulatory and executive roles. From 2001 to 2003, Ms. Peverett was President and Chief Executive Officer of Union Gas Limited. Ms. Peverett is a director and Chair of the Audit and Finance Committee of CP Rail, Chair of the Finance Committee of Northwest Natural Gas Company, and a director of Capital Power Corporation. She is a Certified Management Accountant and a Fellow of the Society of Management Accountants and a member of the Institute of Corporate Directors with the designation ICD.D. Ms. Peverett holds a Bachelor of Commerce degree from McMaster University and a Master of Business Administration degree from Queen’s University.

CIBC 2021 Annual Information Form  11

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has adopted the CIBC Policy on the Scope of Services of the Shareholders’ Auditor (the Scope of Services Policy) to provide a consistent approach for the engagement of the shareholders’ auditor. The Scope of Services Policy requires that work performed by the shareholders’ auditor for CIBC or its subsidiaries be pre-approved by the Audit Committee, along with the related fee for that work. The Audit Committee may establish pre-approval policies and procedures that are specific to a particular service. Under the Scope of Services Policy, the shareholders’ auditor will only perform audit, audit-related and tax work, and other work if pre-approved by the Audit Committee. The Audit Committee may approve exceptions to the Scope of Services Policy if it determines that such an exception is in the overriding best interests of CIBC, and the exception does not impair the independence of the shareholders’ auditor. However, certain non-audit activities set out in the Scope of Services Policy are generally prohibited and will not be considered for exception from the Policy. On a quarterly basis, the Audit Committee is presented with a summary report of all engagements of the shareholders’ auditor that are currently underway or have been completed since the prior quarter’s report, including engagements entered into pursuant to pre-approved limits. The summary report will describe the nature of each engagement, confirm that each engagement is in compliance with the Scope of Services Policy and state the fees received by the shareholders’ auditor for each engagement. The Scope of Services Policy also sets out ongoing relationship standards and requires that the shareholders’ auditor annually certify compliance with the Policy.

FEES FOR SERVICES PROVIDED BY SHAREHOLDERS’ AUDITOR

The information on professional service fees paid to the shareholders’ auditor is provided on page 99 of the 2021 Annual Report.

ADDITIONAL INFORMATION

Additional information with respect to CIBC, including directors’ and officers’ remuneration and indebtedness, principal holders of CIBC’s securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in CIBC’s management proxy circular for its most recent annual meeting of shareholders that included in its proceedings the election of directors. Additional financial information is provided in the 2021 Annual Report. These documents, as well as additional information relating to CIBC, are available on SEDAR at www.sedar.com.

For a description of Canadian bank resolution powers and the consequent risk factors attaching to certain liabilities of CIBC, reference is made to “Total loss absorbing capacity requirements” on page 35 and the “Outstanding share data” on page 40 of the 2021 Annual Report and https://www.cibc.com/content/dam/about_cibc/investor_relations/pdfs/debt_info/canadian-bail-in-website-disclosure-en.pdf. The information on our website does not form a part of this AIF.

CIBC 2021 Annual Information Form  12

Appendix A

Rating Definitions

DBRS

Short-term debt	Rating: R-1 (high)

Short-term debt ratings provide an opinion on the risk that an issuer will not be able to meet its short-term financial obligations in a timely manner. Short-term debt rated R-1 (high) is of the highest credit quality, indicative of an entity with an exceptionally high capacity to repay its short-term financial obligations. R-1 is the highest of six short-term debt rating categories. The R-1 and R-2 categories are further denoted with “high”, “middle” and “low” subcategories.

Long-term issuer rating	Rating: AA
Legacy senior debt(1)	Rating: AA
Senior debt(2)	Rating: AA (low)

Long-term issuer and senior debt ratings provide an assessment of the risk that an issuer will not be able to meet its financial obligations in accordance with the terms under which an obligation has been issued. Issuers and senior debt rated AA is ranked in the second highest of 10 categories. It is considered to be of superior credit quality, with capacity for payment considered to be high. The credit quality of issuers and obligations rated AA differs from the highest AAA category only to a small degree and is unlikely to be significantly susceptible to future events. The AA category is further denoted by the subcategories “high” and “low”. The absence of a “high” or “low” indicates a rating in the middle of the category.

Subordinated indebtedness	Rating: A (high)
Subordinated indebtedness – NVCC	Rating: A (low)

Long-term debt rated A is ranked in the third highest of 10 categories. It is considered to be of good credit quality, with substantial capacity for payment. The A category is further denoted by the subcategories “high” and “low”. The absence of a “high” or “low” indicates a rating in the middle of the category.

Limited recourse capital notes – NVCC	Rating: BBB (high)

Long-term debt rated BBB is ranked in the fourth highest of 10 categories. It is considered to be of adequate credit quality with acceptable capacity for payment. The BBB category is further denoted by the subcategories “high” and “low”. The absence of a “high” or “low” indicates a rating in the middle of the category.

Preferred shares – NVCC	Rating: Pfd-2

Preferred share ratings provide an assessment of the risk that an issuer will not be able to meet its dividend and principal obligations in accordance with the terms under which the preferred shares have been issued. Preferred shares rated Pfd-2 are of good credit quality with substantial protection of dividends and principal. A Pfd-2 rating is the second highest of six categories for preferred shares. Each category is further denoted by the subcategories “high” and “low”. The absence of a “high” or “low” indicates a rating in the middle of the category.

Fitch

Short-term debt	Rating: F1+

The F1 category is for obligations of the highest short-term credit quality and indicates strong capacity to meet near-term obligations. The F1 rating is the highest of seven categories used for short-term debt; a “+” may be added to indicate very strong capacity to meet near-term obligations.

Issuer default rating and derivative counterparty rating	Rating: AA-
Legacy senior debt(1)	Rating: AA
Senior debt(2)	Rating: AA-

Issuer default ratings (IDR) opine on an entity’s relative vulnerability to default on financial obligations. The threshold default risk addressed by the IDR is generally that of the financial obligations whose non-payment would best reflect the uncured failure of that entity. Derivative counterparty ratings reflect a bank’s relative vulnerability to default, due to an inability to pay on any derivative contract with third-party, non-government counterparties. Ratings of individual securities or financial obligations of a corporate issuer address relative vulnerability to default on an ordinal scale. In addition, for financial obligations in corporate finance, a measure of recovery given default on that liability is also included in the rating assessment.

AA is the second highest of 11 rating categories for long-term obligations and indicates an assessment of very low default risk. This rating indicates a very strong capacity for payment of financial commitments that is not significantly susceptible to foreseeable events.

Subordinated indebtedness	Rating: A
Subordinated indebtedness – NVCC	Rating: A

The A category is the third highest of the rating categories for long-term obligations and indicates an assessment of low default risk. The capacity for payment is considered strong but may be more susceptible to adverse business or economic conditions than that of higher rating categories.

The designation “+” or “-” may be used to denote relative position within certain major long-term rating categories, while the absence of such a modifier indicates a rating in the middle of the category.

(1)	Includes senior debt issued prior to September 23, 2018 as well as senior debt issued on or after September 23, 2018 that is not subject to the bail-in regulations.
(2)	Comprises liabilities that are subject to conversion under the bail-in regulations.

CIBC 2021 Annual Information Form  13

Moody’s

Short-term debt	Rating: P-1

Short-term debt ratings are assessments of an issuer’s ability to repay obligations with an original maturity of 13 months or less. Moody’s has four categories of short-term ratings with the P-1 category being the highest credit quality. Borrowers rated P-1 have a superior ability to repay short-term debt obligations.

Counterparty Risk Rating	Rating: Aa2
Legacy senior debt(1)	Rating: Aa2

Counterparty risk ratings (CRR) are opinions of the ability of entities to honour their non-debt financial liabilities to unrelated counterparties such as derivatives and sale and repurchase transactions. CRRs also reflect the expected financial losses not covered by collateral, in the event such liabilities are not honoured.

Long-term debt ratings assess both the likelihood of default on contractual payments and the expected loss in the event of default on obligations with an original maturity of eleven months or more.

The Aa rating category is the second highest of nine categories and includes obligations judged to be high quality and subject to very low credit risk.

Senior debt(2)	Rating: A2

The A rating category is the third highest of nine categories and includes obligations judged to be upper medium grade and subject to low credit risk.

Subordinated indebtedness	Rating: Baa1
Subordinated indebtedness – NVCC	Rating: Baa1
Limited recourse capital notes – NVCC	Rating: Baa3
Preferred shares – NVCC	Rating: Baa3

The Baa rating category is the fourth highest of nine categories on the long-term rating scale and includes obligations judged to be medium grade and subject to moderate credit risk and as such may possess certain speculative characteristics.

The modifiers 1, 2 and 3 are used with certain long-term rating categories to indicate that an obligation ranks in the higher, middle or lower range of the rating category respectively.

S&P

Short-term debt	Rating: A-1

The A-1 category is the highest of six categories used by S&P for short-term debt. An obligation rated A-1 indicates that the borrower’s capacity to meet its financial commitment with respect to the obligation is strong.

Issuer credit rating	Rating: A+
Legacy senior debt(1)	Rating: A+

Issuer credit ratings are a forward-looking opinion about an obligor’s overall creditworthiness. This opinion focuses on the obligor’s capacity and willingness to meet its financial commitments as they come due. It does not apply to any specific financial obligation, as it does not take into account the nature of and provisions of the obligation, its standing in bankruptcy or liquidation, statutory preferences, or the legality and enforceability of the obligation. Debt ratings are a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated.

The A rating category is the third highest of 11 categories used by S&P for long-term debt obligations. Although the obligor’s ability to meet its financial commitment is strong, obligations rated A are somewhat more vulnerable to the negative effects of changes in circumstances and economic conditions when compared to obligations in higher rating categories.

Senior debt(2)	Rating: BBB+
Subordinated indebtedness	Rating: BBB+
Subordinated indebtedness – NVCC	Rating: BBB

The BBB rating category is the fourth highest of 11 categories used by S&P for long-term debt obligations. The obligor’s ability to meet its financial commitment is adequate, however, negative economic conditions or changes in circumstances are more likely to lead to a weakening of this capacity.

Limited recourse capital notes – NVCC	Rating: BB+

The BB rating category is the fifth highest of 11 categories used by S&P for long-term debt obligations. Obligations rated BB or lower are regarded as having speculative characteristics and face major ongoing uncertainties or exposure to adverse business, financial or economic conditions that could lead to the obligor’s inadequate capacity to meet its financial obligations.

A “+” or “-” may be used to denote the relative standing of a rating within each category.

Preferred shares – NVCC	(Canadian Preferred Share Scale) Rating: P-3 (high)

P-3 is the third highest of the eight categories used by S&P in its Canadian Preferred Share Scale, which is a forward-looking opinion about the creditworthiness of the issuer with respect to a specific preferred share obligation issued in Canada. A “high” or “low” modifier may be used to indicate the relative standing of a credit within a particular rating category, while the absence of such a modifier indicates a rating in the middle of the category.

(1)	Includes senior debt issued prior to September 23, 2018 as well as senior debt issued on or after September 23, 2018 that is not subject to the bail-in regulations.
(2)	Comprises liabilities that are subject to conversion under the bail-in regulations.

CIBC 2021 Annual Information Form  14

Appendix B

Canadian Imperial Bank of Commerce

Audit Committee Mandate

1.	Purpose

(1)

The primary functions of the Committee are to: (i) fulfill its responsibilities for reviewing the integrity of CIBC’s financial statements, related management’s discussion and analysis (MD&A) and internal control over financial reporting; (ii) monitor the system of internal control; (iii) monitor CIBC’s compliance with legal and regulatory requirements; (iv) select the external auditors for shareholder approval; (v) review the qualifications, independence and service quality of the external auditors and the performance of CIBC’s internal auditors; and (vi) act as the audit committee for certain federally regulated subsidiaries.

2.	Responsibilities

(1)	Financial Reporting

The Committee will be responsible for overseeing senior management concerning the establishment and maintenance of a system of processes and controls to ensure the integrity, accuracy and reliability of financial information. The Committee will review and recommend Board approval of the following items:

(a)	the annual consolidated audited financial statements of CIBC, the related MD&A and the external auditors’ report on the consolidated financial statements;

(b)	the interim consolidated financial statements of CIBC, the related MD&A and the external auditors’ review report on the interim consolidated financial statements;

(c)	the Annual Information Form of CIBC, the Form 40-F of CIBC, financial disclosure in a news release disclosing financial results and any other material financial disclosure; and

(d)	such other periodic disclosure documents as requested by regulators or that may be required by law.

(2)	Review Considerations

In conducting its review of the annual consolidated financial statements or the interim financial statements, and the related MD&A, the Committee will:

(a)	meet with management and the external auditors to discuss the financial statements and MD&A;

(b)

review the disclosures in the financial statements and the MD&A and satisfy itself that the financial statements, present fairly, in all material respects in accordance with International Financial Reporting Standards (IFRS), the financial position, results of operations and cash flows of CIBC;

(c)	review the reports prepared by the external auditors for the Committee summarizing their key findings and required communications in respect of the annual audit and the interim reviews;

(d)	discuss with management, the external auditors and internal legal counsel, as requested, any litigation claim or other contingency that could have a material effect on the financial statements;

(e)

review key areas of risk for material misstatement of the financial statements including critical accounting policies, models and estimates and other areas of measurement uncertainty or judgment underlying the financial statements and the MD&A as presented by management;

(f)

review areas of significant auditor judgment as it relates to their evaluation of accounting policies, accounting estimates and financial statement disclosures; discuss and review estimates with management and the external auditor, whether the external auditor considers estimates/models to be within an acceptable range and in accordance with IFRS;

(g)

review any material effects of regulatory and accounting changes, significant or unusual transactions, and the impact of material subsequent events between the reporting date and the approval date of the financial statements and the MD&A as presented by management;

(h)	review management’s and the external auditors’ reports on the effectiveness of internal control over financial reporting;

(i)

review correspondence between the external auditor and management related to any substantive matters in the external auditors’ findings and any difficult or contentious matters noted by the external auditor;

(j)	review results of CIBC’s whistleblowing program; and

(k)

review any other matters, related to the financial statements and the MD&A, that are brought forward by the internal auditors, external auditors, management or which are required to be communicated to the Committee under auditing standards or applicable law.

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(3)	External Auditors

(a)	General — The Committee will be responsible for overseeing the work of the external auditors in auditing and reviewing CIBC’s financial statements and internal control over financial reporting.

(b)

Appointment and Compensation — The Committee will recommend the appointment of the external auditors for shareholder approval and approve the annual audit engagement letter and recommend the audit fee for Board approval.

The Committee will satisfy itself that the level of the audit fees are commensurate with the scope of work undertaken and conducive to a quality audit. The Committee will also assess whether any proposed change to the external auditor’s materiality level and/or scope continues to ensure a quality audit.

(c)

Audit Plan — At least annually, and as required, the Committee will review and approve the external auditors’ scope, terms of engagement and annual audit plan to ensure that it is risk based and addresses all relevant activities. The Committee will review any material changes to the scope of the plan and the coordination of work between the internal and external auditors.

(d)

Independence of External Auditors — At least annually, and before the external auditors issue their report on the annual financial statements, the Committee will review a formal written statement from the external auditors confirming their objectivity and independence, including their compliance with lead audit partner rotation requirements, and delineating all relationships between the external auditors and CIBC consistent with the rules of professional conduct adopted by the provincial institute or order of chartered professional accountants to which they belong or other regulatory bodies, as applicable. The Committee will also ensure that any concern raised by regulators or other stakeholders about the external auditors’ independence are appropriately reviewed and addressed.

(e)

Annual and Periodic Comprehensive Review of External Auditors — At least annually, the Committee will assess the qualifications, independence, application of professional skepticism and service quality of the external auditors. The Committee will review a report by the external auditors describing: (i) their internal quality-control procedures; and (ii) any material issues raised by their most recent internal quality-control review or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the external auditors and any steps taken to deal with any findings. The Committee will also review additional reports or communications of the external auditors as required by the Canadian Public Accountability Board, Office of the Superintendent of Financial Institutions, and the Public Company Accounting Oversight Board (United States). At least every five years, the Committee will conduct a periodic comprehensive review of the external auditors.

(f)

Pre-Approval of Audit and Non-Audit Services — The Committee will pre-approve any retainer of the external auditors for any audit and non-audit service to CIBC or its subsidiaries in accordance with law and Board-approved policies and procedures. The Chair of the Committee may pre-approve on behalf of the Committee and may delegate pre-approval authority to a member of the Committee. The Committee may also establish pre-approval policies and procedures that are specific to a particular service and will review these policies or procedures annually to verify they continue to be appropriate. The decisions of any member of the Committee to whom this authority has been delegated, as well as any pre-approvals of a particular service must be presented to the full Committee for ratification at its next scheduled Committee meeting.

(g)	Hiring Practices — The Committee will review and approve policies regarding the hiring of employees or former employees of the current or former external auditors.

(4)	Internal Audit Function

The Committee will be responsible for overseeing the performance of the Internal Audit function.

(a)	Organizational Framework — At least annually, the Committee will review and approve the Internal Audit organizational framework (Charter) having regard to its role as an independent control function.

(b)

Chief Auditor — The Chief Auditor will have unfettered access to the Committee. Further, the Committee will review and recommend Board approval of the appointment, reappointment or removal of the Chief Auditor. At least annually, the Committee will review the goals and review and approve the mandate of the Chief Auditor and review an assessment of the effectiveness and performance of the Chief Auditor.

(c)	Effectiveness Review — At least annually, the Committee will:

(i)	review and recommend Board approval of the Internal Audit function’s financial plan and staff resources;

(ii)	review management’s assessment of the independence and effectiveness of the Internal Audit function;

(iii)	review any difficulties encountered by the Chief Auditor in the course of internal audits; and

(iv)	review the compliance of Internal Audit with professional standards.

On a periodic basis, the Committee will engage an independent third party to assess the Internal Audit function in accordance with professional standards and the Committee will review the results of that assessment.

(d)

Audit Plan — At least annually, the Committee will review and approve the audit plan including the audit scope and the overall risk assessment methodology presented by the Chief Auditor to ensure that it is risk based and addresses all relevant activities over a measurable cycle. On a quarterly basis, the Committee will review with the Chief Auditor the status of the audit plan and any changes needed, including a review of:

(i)	the results of audit activities, including any significant issues reported to management and management’s response and/or corrective actions;

(ii)	the status of identified control weaknesses; and

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(iii)	the overall design and operating effectiveness of the system of internal control, risk management, governance systems and processes.

At least annually, the Committee will review a report from the Chief Auditor with Internal Audit’s assessment of CIBC’s risk governance framework and its assessment of the oversight by Finance, Risk Management and Compliance.

(e)	Succession Planning — At least annually, the Committee will review succession plans for the Chief Auditor.

(5)	Finance Function

(a)	Organizational Framework — At least annually, the Committee will review and approve the Finance organizational framework, having regard to its role as an independent control function.

(b)

Chief Financial Officer — The Chief Financial Officer (CFO) will have unfettered access to the Committee. The Committee will review and approve the appointment or removal of the CFO. At least annually, the Committee will review the goals, approve the mandate of the CFO and review an assessment of the effectiveness of the CFO.

(c)	Effectiveness Review — At least annually, the Committee will:

(i)	review and recommend Board approval of the Finance function’s financial plan and staff resources; and

(ii)	review management’s assessment of the effectiveness of the Finance function.

On a periodic basis, the Committee will engage an independent third party to assess the Finance function.

(d)	Succession Planning — At least annually, the Committee will review succession plans for the CFO.

(6)	Internal Control

(a)

General — The Committee will monitor the system of internal control and ensure that senior management establishes and maintains adequate and effective internal control systems and processes, including systems and processes that are designed to detect and prevent fraud.

(b)

Establishment, Review and Approval — The Committee will require management to implement and maintain appropriate policies and systems of internal control in accordance with applicable laws, regulations and guidance, including internal control over financial reporting and disclosure and to review, evaluate and approve these policies and systems of internal control. The Committee will review management’s annual report on internal control over financial reporting and the external auditors’ report on internal control over financial reporting. As part of this review at least annually, the Committee will consider and review the following with management, the external auditors and the Chief Auditor:

(i)

the effectiveness of, or weaknesses or deficiencies in: the design or operation of CIBC’s internal controls; the overall control environment for managing business risks, accounting, financial and disclosure controls, operational controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management’s conclusions;

(ii)	any significant changes in internal control over financial reporting that are disclosed, or considered for disclosure;

(iii)	any material issues raised by any inquiry or investigation by CIBC’s regulators as they pertain to responsibilities under this mandate;

(iv)

CIBC’s fraud prevention and detection program (including anti-bribery and anti-corruption), including deficiencies in internal controls that may impact the integrity of financial information, or may expose CIBC to other significant internal or external fraud losses and the extent of those losses and any disciplinary action in respect of fraud taken against management or other employees who have a significant role in financial reporting;

(v)	any related significant issues and recommendations of the external auditors and internal auditors together with management’s responses thereto; and

(vi)	consideration of matters that may be jointly addressed with other committees of the Board.

(7)	Certain Federally Regulated Subsidiaries — The Committee will be the audit committee for certain federally regulated subsidiaries of CIBC that require an audit committee under applicable law.

(8)	Regulatory Reports and Returns — The Committee will provide or review, as applicable, all reports and returns required of the Committee under applicable law.

(9)

Compliance with Legal and Regulatory Requirements — The Committee will review reports from management, the external auditor and the Chief Auditor on the assessment of compliance with applicable laws as they pertain to responsibilities under this mandate, and management’s plans to remediate any deficiencies identified. The Committee will report any material findings to the Board and recommend changes it considers appropriate.

(10)

Whistleblowing Procedures — The Committee will ensure that procedures are established for the receipt, retention and treatment of complaints received by CIBC from employees or others, confidentially and anonymously, regarding accounting, internal accounting controls, or auditing matters. The Committee will review management reports on the procedures.

(11)	Adverse Investments and Transactions — The Committee will review any investments and transactions that could adversely affect the well-being of CIBC.

(12)	Committee Disclosure — The Committee will review and approve any audit committee disclosures required by securities regulators in CIBC’s disclosure documents.

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3.	Membership

(1)	Number — The Committee will consist of at least three Board members.

(2)

Appointment or Removal of Members — The Board will appoint Committee members annually until the member’s resignation, disqualification or removal from the Committee or the Board. The Board may fill a vacancy in Committee membership.

(3)

Chair — The Board will appoint a Committee Chair from among the Committee members to preside over meetings; coordinate fulfilment of the Committee’s mandate; and oversee development of meeting agendas and workplans. The Chair may vote on any matter requiring a vote but does not have a second vote in the case of a tie. If the Chair is not available for a Committee meeting, Committee members may appoint a Chair from among the members who are present.

(4)

Qualifications — Each Committee member will meet the independence standards approved by the Board. No Committee member may be an officer or employee of the Bank or of an affiliate of the Bank. Committee membership will reflect a balance of experience and expertise required to fulfill the Committee’s mandate, notably relevant financial industry and risk management expertise.

Each Committee member will be financially literate or become financially literate within a reasonable period after appointment to the Committee. At least one member will be an “audit committee financial expert” in accordance with legal requirements.

(5)

Service on Multiple Audit Committees — No member of the Audit Committee may serve on the audit committees of more than two other public companies, unless the Board determines that this simultaneous service would not impair the ability of the member to effectively serve on the Audit Committee.

4.	Meetings

(1)

Meetings — The Committee will hold at least four meetings annually and any other meetings as required to fulfill its mandate. Meetings may be called by the Committee Chair or a Committee member, the Chair of the Board, external auditors, Chief Auditor, Chief Financial Officer or the Chief Executive Officer. The external auditors are entitled to attend and be heard at each Committee meeting. CIBC management members and others may attend meetings as the Committee Chair considers appropriate.

(2)

Notice of Meeting — Notice of a meeting may be given in writing or by telephone or electronic means, at least 24 hours before the time fixed for the meeting, at the member’s contact information recorded with the Corporate Secretary. A member may waive notice of a meeting in any manner and attendance at a meeting is waiver of notice of the meeting, except where a member attends for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

(3)	Written Resolution — A resolution in writing signed by all members entitled to vote on that resolution at a Committee meeting will be as valid as if it had been passed at a Committee meeting.

(4)

Secretary and Minutes — The Corporate Secretary or any other person the Committee requests, will act as secretary at Committee meetings. The Corporate Secretary will record meeting minutes for Committee approval.

(5)

Quorum — A quorum for meetings is a majority of Committee members. If a quorum cannot be obtained, Board members who qualify as Committee members may, at the request of the Committee Chair, serve as Committee members for that meeting.

(6)

Access to Management and Outside Advisors — The Committee will have unrestricted access to the external auditors, management and employees of CIBC and authority to retain and terminate external counsel and other advisors to assist it in fulfilling its responsibilities. CIBC will provide funding, as determined by the Committee, for the service of an advisor. The Committee will be responsible for the appointment, compensation and oversight of an advisor. The Committee will hold portions of regularly scheduled meetings to meet separately with the Chief Auditor, the Chief Financial Officer and the external auditors.

(7)	Meetings Without Management — The Committee will hold portions of regularly scheduled meetings to meet without management members present.

(8)

Access to Other Committees — The Committee Chair or a member may request input of another Board committee on any responsibility in the Committee’s mandate. The Committee may also invite other directors to attend Committee meetings to leverage their skills, such as risk or compensation expertise, to support the Committee in carrying out its mandate.

(9)	Delegation — The Committee may designate a sub-committee to review any matter within the Committee’s mandate.

5.	Reporting to the Board

The Committee Chair will report to the Board on recommendations and material matters arising at Committee meetings.

6.	Committee Member Development and Performance Review

The Committee Chair will co-ordinate orientation and continuing director development programs relating to the Committee’s mandate. At least annually, the Committee will evaluate and review its performance and the adequacy of the Committee’s mandate.

7.	Currency of the Committee Mandate

This mandate was last revised and approved by the Board on May 27, 2021.

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